The number of RSUs that vest will be based on the Company’s total stockholder return ("TSR") relative to the performance of those companies in the NASDAQ Telecommunications Index (the “NASDAQ Telecom Index”) measured over a three year performance period covering fiscal years 2012 through 2014, with one year (fiscal 2012), two year (fiscal 2012 and 2013), and three year (fiscal 2012, 2013 and 2014) measurement periods. The TSR for each measurement period will be compared against the period of July 15, 2011 to September 15, 2011.  The RSU award will be divided into three equal tranches, with one tranche assigned to each measurement period.

The actual number of shares that vest will be determined by the Compensation Committee after the end of each measurement period based on the relative TSR for the period and will range from 0% to 150% of the target amount for that period. In order to vest in 100% of the target number of RSUs, the Company’s TSR must be at the 50th percentile of the NASDAQ Telecom Index for each measurement period. If the Company’s TSR is above the 50th percentile, the number of shares that vest will increase above the target number by 2% for each percentile above, and if the Company’s TSR is below the 50th percentile, the number of shares that vest will decrease below the target number by 2% for each percentile below; provided that no shares will vest if the Company’s performance is below the 25th percentile.

The vesting date will be the date the Compensation Committee determines the number of shares which have vested. The number of RSUs disclosed in this Form 4 reflects 150% of the target amount, or the maximum number of shares that will vest if the full performance criteria are met in all three measurement periods.  Each earned unit converts into one share of common stock on the vesting date.